Exhibit 99.1

Four Seasons Education Reports Second Quarter Fiscal 2021 Unaudited Financial Results

SHANGHAI, October 26, 2020 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the second quarter fiscal year 2021, ended August 31, 2020.

Second Quarter Fiscal Year 2021 Financial and Operational Highlights

•	Revenue was RMB83.8 million (US$12.2 million), compared with RMB128.8 million in the same period of last year.
•	Gross profit was RMB35.6 million (US$5.2 million), compared with RMB71.0 million in the same period of last year.
•	Operating loss was RMB2.7 million (US$0.4 million), compared with operating income of RMB28.3 million in the same period of last year.
•	Adjusted operating income(1) (non-GAAP) was RMB4.5 million (US$0.7 million), compared with RMB35.7 million in the same period of last year.
•	Net income was RMB4.0 million (US$0.6 million), compared with RMB20.3 million in the same period of last year.
•	Adjusted net income(2) (non-GAAP) was RMB6.8 million (US$1.0 million), compared with RMB26.9 million in the same period of last year.
•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB0.07 (US$0.01), compared with RMB0.40 and RMB0.39, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB0.13 (US$0.02), compared with RMB0.53 and RMB0.52, respectively, for the same period of last year.

•	Number of learning centers was 50 as of August 31, 2020, compared with 54 as of August 31, 2019.
•	Total student enrollment(4) was 37,085, compared with 39,357 during the same period of last year.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of investments.

(3) Adjusted basic/diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments per ADS attributable to ordinary shareholders.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

“All of our learning centers have resumed offline classes during this quarter,” said Ms. Yi (Joanne) Zuo, the Director and Chief Executive Officer of Four Seasons Education. “While our overall business continued to be impacted in the quarter by the macro challenges and regulatory changes, the tough operating environment did not slow us from continuing to execute our strategic initiatives with a keen focus on building a long-term sustainable business. We remain focused on strengthening our operational capabilities at multiple fronts in order to further optimize the learning experience of students enrolled in our diverse curricula and tutoring programs.

“With our strong track record of helping students achieve excellent learning outcomes, we have been making endeavors to enhance the quality of our educational service and launch new course products to better engage students in an evolving and dynamic industry, and to ultimately gain even broader appeal with a wider student base. Moving forward, we will continue our strategic efforts to boost the diversity of our course offerings, optimize our learning center network, increase student enrollments and engagement, while exploring new growth potential.

“It is encouraging that our second quarter financial performance improved on a quarter-over-quarter basis, highlighted by a 42.8% increase in revenue and a 430 basis points increase in gross margin. In this quarter, we are also pleased to see improving profitability sequentially, evidencing our enhanced operating efficiency. We believe our focus on our core strengths and fundamentals will set the foundation for sustainable operation. We remain confident about the recovery and robust long-term prospects,” Ms. Zuo concluded.

Second Quarter Fiscal Year 2021 Financial Results

Revenue was RMB83.8 million (US$12.2 million) for the second quarter of fiscal year 2021, compared with RMB128.8 million in the same period of last year, primarily due to latest regulatory policy and the extended impact of COVID-19.

Cost of revenue decreased by 16.7% to RMB48.2 million (US$7.0 million) for the second quarter of fiscal year 2021 from RMB57.9 million in the same period of last year.

Gross profit was RMB35.6 million (US$5.2 million) for the second quarter of fiscal year 2021, compared with RMB71.0 million in the same period of last year.

General and administrative expenses decreased by 7.0% to RMB30.3 million (US$4.4 million) for the second quarter of fiscal year 2021 from RMB32.6 million in the same period of last year.

Sales and marketing expenses decreased by 20.6% to RMB8.0 million (US$1.2 million) for the second quarter of fiscal year 2021 from RMB10.0 million in the same period of last year.

Operating loss was RMB2.7 million (US$0.4 million) for the second quarter of fiscal year 2021, compared with operating income of RMB28.3 million in the same period of last year. Adjusted operating income(1) (non-GAAP), which is calculated as operating income excluding share-based compensation expenses, was RMB4.5 million (US$0.7 million) for the second quarter of fiscal year 2021, compared with RMB35.7 million in the same period of last year.

Income tax expense was RMB1.8 million (US$0.3 million) for the second quarter of fiscal year 2021, compared with RMB9.2 million in the same period of last year.

Net income was RMB4.0 million (US$0.6 million) during the second quarter of fiscal year 2021, compared with RMB20.3 million in the same period of last year. Adjusted net income (2) (non-GAAP), which is calculated as net income excluding share-based compensation expenses and fair value change of the Company’s investments, was RMB6.8 million (US$1.0 million) for the second quarter of fiscal year 2021, compared with RMB26.9 million in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of fiscal year 2021 were both RMB0.07 (US$0.01), compared with RMB0.40 and RMB0.39, respectively, for the same period of last year. Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP), which is calculated as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders, were both RMB0.13 (US$0.02) for the second quarter of fiscal year 2021, compared with RMB0.53 and RMB0.52, respectively, for the same period of last year.

Cash and cash equivalents. As of August 31, 2020, the Company had cash and cash equivalents of RMB423.0 million (US$61.6 million), compared with RMB404.7 million as of February 29, 2020.

First Six Months Fiscal Year 2021 Financial Results

Revenue was RMB142.5 million (US$20.8 million) for the first six months of fiscal year 2021, compared with RMB214.5 million in the same period of last year, primarily due to the impact of the COVID-19 and latest regulatory policy.

Cost of revenue decreased by 18.9% to RMB84.5 million (US$12.3 million) for the first six months of fiscal year 2021 from RMB104.2 million in the same period of last year.

Gross profit was RMB58.0 million (US$8.5 million) for the first six months of fiscal year 2021, compared with RMB110.3 million in the same period of last year.

General and administrative expenses decreased by 11.9% to RMB58.3 million (US$8.5 million) for the first six months of fiscal year 2021 from RMB66.2 million in the same period of last year.

Sales and marketing expenses decreased by 16.6% to RMB14.9 million (US$2.2 million) for the first six months of fiscal year 2021 from RMB17.9 million in the same period of last year.

Operating loss was RMB15.2 million (US$2.2 million) for the first six months of fiscal year 2021, compared with operating income of RMB26.3 million in the same period of last year. Adjusted operating loss, which excludes share-based compensation expenses, was RMB0.3 million (US$0.0 million) for the first six months of fiscal year 2021, compared with adjusted operating income of RMB43.4 million in the same period of last year.

Net loss was RMB7.6 million (US$1.1 million) during the first six months of fiscal year 2021, compared with net income of RMB24.5 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of the Company’s investments measured at fair value, was RMB6.2 million (US$0.9 million) for the first six months of fiscal year 2021, compared with RMB38.1 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the first six months of fiscal year 2021 were both RMB0.16 (US$0.02), compared with net income of RMB0.48 and RMB0.46, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the first six months of fiscal year 2021 were both RMB0.13 (US$0.02), compared with RMB0.77 and RMB0.74, respectively, for the same period of last year.

Business Outlook

For the third quarter of fiscal year 2021, the Company expects to generate revenue in the range of RMB62.1 million to RMB67.2 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on October 26, 2020 (8:00 PM Beijing/Hong Kong time on October 26, 2020)

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982

International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 2, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10149342

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of the Company’s investments. Adjusted basic/ diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, fair value change of investments measured at fair value and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8647 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 28, 2020.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	August 31,	August 31,
	2020	2020	2020
	RMB	RMB	USD
Current assets
Cash and cash equivalents	404,652	422,983	61,617
Accounts receivable and contract assets	1,261	1,183	172
Other receivables, deposits and other assets	18,484	15,565	2,267
Short-term investments	10,000	-	-
Long-term investment under fair value - current	181,821	33,994	4,953
Total current assets	616,218	473,725	69,009

Non-current assets
Restricted cash	37,703	10,548	1,537
Property and equipment, net	19,749	17,244	2,512
Operating lease right-of-use assets	190,074	183,085	26,671
Intangible assets, net	8,765	7,808	1,137
Land and building use right, net	-	11,637	1,696
Goodwill	35,163	36,967	5,385
Deferred tax assets	13,445	18,324	2,669
Equity method investments	1,295	42,706	6,221
Long-term investments under fair value - non current	104,414	240,467	35,029
Rental deposits—non-current	10,790	12,303	1,792
Total non-current assets	421,398	581,089	84,649
TOTAL ASSETS	1,037,616	1,054,814	153,658

Current liabilities
Amounts due to related parties	1,323	2,065	301
Accrued expenses and other current liabilities	75,118	88,039	12,825
Operating lease liabilities – current	51,842	53,666	7,818
Income tax payable	12,789	12,130	1,767
Deferred revenue	71,946	75,586	11,010
Total current liabilities	213,018	231,486	33,721

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	August 31,	August 31,
	2020	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred tax liabilities	2,136	1,905	278
Operating lease liabilities – non-current	147,510	136,216	19,843
Total non-current liabilities	149,646	138,121	20,121
TOTAL LIABILITIES	362,664	369,607	53,842

EQUITY
Total equity	674,952	685,207	99,816
TOTAL LIABILITIES AND EQUITY	1,037,616	1,054,814	153,658

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Revenue	128,836	83,803	12,208	214,479	142,481	20,756
Cost of revenue	(57,881)	(48,199)	(7,021)	(104,171)	(84,470)	(12,305)
Gross profit	70,955	35,604	5,187	110,308	58,011	8,451

General and administrative expenses	(32,633)	(30,333)	(4,419)	(66,153)	(58,287)	(8,491)
Sales and marketing expenses	(10,016)	(7,955)	(1,159)	(17,903)	(14,938)	(2,176)
Operating income (loss)	28,306	(2,684)	(391)	26,252	(15,214)	(2,216)

Subsidy income	24	4,345	633	7,396	7,852	1,144
Interest income	1,534	905	132	2,612	1,892	276
Other income (expenses), net	(315)	3,420	498	2,052	662	96
Income (loss) before income taxes and loss from equity method investments	29,549	5,986	872	38,312	(4,808)	(700)

Income tax expense	(9,165)	(1,782)	(260)	(13,680)	(1,395)	(203)
Loss from equity method investments	(75)	(230)	(34)	(155)	(1,364)	(199)

Net income (loss)	20,309	3,974	578	24,477	(7,567)	(1,102)
Net income attributable to non-controlling interest	1,073	916	133	1,472	61	9
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	19,236	3,058	445	23,005	(7,628)	(1,111)

Net income (loss) per ordinary share:
Basic	0.81	0.13	0.02	0.96	(0.33)	(0.05)
Diluted	0.78	0.13	0.02	0.93	(0.33)	(0.05)

Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	23,893,557	23,131,195	23,131,195	23,973,239	23,131,195	23,131,195
Diluted	24,758,409	23,586,813	23,586,813	24,782,219	23,131,195	23,131,195

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net income (loss)	20,309	3,974	578	24,477	(7,567)	(1,102)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	14,500	(18,359)	(2,674)	30,576	(9,633)	(1,403)
Comprehensive income (loss)	34,809	(14,385)	(2,096)	55,053	(17,200)	(2,505)
Less: Comprehensive income attributable to non-controlling interest	1,073	916	133	1,472	61	9
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	33,736	(15,301)	(2,229)	53,581	(17,261)	(2,514)

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended August 31,			Six Months Ended August 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating income (loss)	28,306	(2,684)	(391)	26,252	(15,214)	(2,216)
Add: share-based compensation expenses	7,344	7,226	1,053	17,159	14,915	2,173
Adjusted operating income (loss) (non-GAAP)	35,650	4,542	662	43,411	(299)	(43)

Net income (loss)	20,309	3,974	578	24,477	(7,567)	(1,102)
Add: share-based compensation expenses (net of tax effect of nil)	7,344	7,226	1,053	17,159	14,915	2,173
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(768)	(4,352)	(633)	(3,548)	(1,119)	(164)
Adjusted net income (non-GAAP)	26,885	6,848	998	38,088	6,229	907

Basic net income (loss) per ADS attributable to ordinary shareholders	0.40	0.07	0.01	0.48	(0.16)	(0.02)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.15	0.15	0.02	0.36	0.32	0.05
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.02)	(0.09)	(0.01)	(0.07)	(0.03)	(0.01)
Adjusted basic net income per ADS attributable to ordinary shareholders (non-GAAP)	0.53	0.13	0.02	0.77	0.13	0.02
Diluted net income (loss) per ADS attributable to ordinary shareholders	0.39	0.07	0.01	0.46	(0.16)	(0.02)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.15	0.15	0.02	0.35	0.32	0.05
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.02)	(0.09)	(0.01)	(0.07)	(0.03)	(0.01)
Adjusted diluted net income per ADS attributable to ordinary shareholders (non-GAAP)	0.52	0.13	0.02	0.74	0.13	0.02
Weighted average ADSs used in calculating earnings per ADS
Basic	47,787,114	46,262,390	46,262,390	47,946,477	46,262,390	46,262,390
Diluted	49,516,818	47,173,626	47,173,626	49,564,438	46,262,390	46,262,390